Exhibit 4.3

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of __________________, by and between Antalpha Platform Holding Company, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company” and, together with its subsidiaries and affiliated entities, the “Group”) and ________________ (Passport No.: _____________________) (the “Executive”).

RECITALS

WHEREAS, the Company desires to employ the Executive and to assure itself of the services of the Executive during the term of Employment (as defined below) and under the terms and conditions of this Agreement;

WHEREAS, the Executive desires to be employed by the Company during the term of Employment and under the terms and conditions of this Agreement;

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the Company and the Executive agree as follows:

1.	EMPLOYMENt

The Company hereby agrees to employ the Executive and the Executive hereby accepts such employment, on the terms and conditions hereinafter set forth (the “Employment”).

2.	TERM

Subject to the terms and conditions of this Agreement, the term of the Employment shall commence on ____________________ (the “Effective Date”) and shall have an indefinite duration, unless it is terminated pursuant to this Agreement or as mutually agreed by the parties hereto (the period during which this Agreement is effective being referred to hereafter as the “Term”).

It is understood and agreed that to the extent an employment agreement or similar agreement has been entered into by and between a member of the Group on one hand and the Executive on the other hand (the “Operative Employment Agreement”), and the Operative Employment Agreement is terminated for any reasons pursuant to the terms therein, the Employment shall also be terminated unless mutually agreed by both parties.

3.	POSITION AND Duties

(a)	During the Term, the Executive shall serve as ______________________ of the Company or in such other position or positions with a level of duties and responsibilities consistent with the foregoing with the Company and/or its subsidiaries and affiliates as the board of directors of the Company (the “Board”) may specify from time to time and shall have the duties, responsibilities and obligations customarily assigned to individuals serving in the position or positions in which the Executive serves hereunder and as assigned by the Board, or with the Board’s authorization, by the Company’s Chief Executive Officer.

(b)	The Executive agrees to serve without additional compensation, if elected or appointed thereto, as a director of any member of the Group and as a member of any committees of the board of directors of any such entity, provided that the Executive is indemnified for serving in any and all such capacities on a basis no less favorable than is currently provided to any other director of any member of the Group.

(c)	The Executive agrees to devote all of his/her working time and efforts to the performance of his/her duties for the Company and to faithfully and diligently serve the Company in accordance with the Operative Employment Agreement, this Agreement and the guidelines, policies and procedures of the Company approved from time to time by the Board.

4.	NO BREACH OF CONTRACT

The Executive hereby represents to the Company that: (i) the execution and delivery of this Agreement by the Executive and the performance by the Executive of the Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any other agreement or policy to which the Executive is a party or by which the Executive is otherwise bound, except that the Executive does not make any representation with respect to agreements required to be entered into by and between the Executive and any member of the Group pursuant to the applicable law of the jurisdiction in which the Executive is based, if any; (ii) that the Executive is not in possession of any information (including, without limitation, confidential information and trade secrets) the knowledge of which would prevent the Executive from freely entering into this Agreement and carrying out his/her duties hereunder; and (iii) that the Executive is not bound by any confidentiality, trade secret or similar agreement with any person or entity other than any member of the Group.

The parties acknowledge and agree that the Executive shall continue to comply with the provisions of the Operative Employment Agreement and any another agreement entered into between the Company or any other member of the Group on one hand and the Executive on the other hand.

5.	Compensation and BenefitS

(a)	Cash Compensation. The Executive’s salary, remuneration and benefits shall be specified in the Operative Employment Agreement or any other agreement between the Company or another member of the Group on one hand and the Executive on the other hand, subject to annual review and adjustment by the Board or any committee designated by the Board.

(b)	Equity Incentives. During the Term, the Executive shall be eligible to participate, at a level comparable to similarly situated executives of the Company, in such long-term compensation arrangements as may be authorized from time to time by the Board, including any share incentive plan the Company may adopt from time to time in its sole discretion, subject to the terms and provisions of such arrangements as well as the terms and conditions as set forth in the Operative Employment Agreement.

(c)	Benefits. During the Term, the Executive shall be entitled to participate in all of the employee benefit plans and arrangements made available by the Company to its similarly situated executives, including, but not limited to, any retirement plan, medical insurance plan and travel/holiday policy, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements as well as the terms of the Operative Employment Agreement.

(d)	Payment. Subject to the terms and conditions as set forth in the Operative Employment Agreement, all compensation, salary, benefits and remuneration payable pursuant to this Agreement and the Operative Employment Agreement may be paid by the Company or any other member of the Group, as decided by the Company in its sole discretion.

6.	Termination of THIS Agreement

The Employment may be terminated as follows:

(a)	Death. The Employment shall terminate upon the Executive’s death.

(b)	Termination by Company. The Company shall have the right to terminate the Employment at any time with “Cause” without advance notice pursuant to the terms and conditions hereof. For purposes of this Agreement, “Cause” shall have the meanings ascribed to it in the Operative Employment Agreement.

(c)	Termination by the Executive. The Executive shall have the right to terminate the Employment at any time by giving a 30 days’ advance notice in writing pursuant to the terms and conditions under the Operative Employment Agreement.

(d)	Notice of Termination. Any termination of the Executive’s employment under this Agreement shall be communicated by written notice of termination (“Notice of Termination”) from the terminating party to the other party. The notice of termination shall indicate the specific provision(s) of this Agreement relied upon in effecting the termination.

(e)	Date of Termination. The “Date of Termination” shall mean (1) the date set forth in the Notice of Termination, or (2) if the Executive’s employment is terminated by the Executive’s death, the date of his/her death.

(f)	Effect of Termination.

(1)	In the event of termination of the Employment, by either party for any reason, the Company shall pay to the Executive (or his or her beneficiary in the event of his/her death) any base salary or other compensation earned but not paid to the Executive prior to the effective date of such termination. All other benefits due the Executive following his/her the termination of the Employment shall be determined in accordance with the plans, policies and practices of the Company.

(2)	In the event of termination of the Employment by the Company other than for Cause, the Company shall pay to the Executive any additional amount as required by applicable law.

(g)	Return of Company Property. The Executive agrees that following the termination of the Executive’s employment for any reason, or at any time prior to the Executive’s termination upon the request of the Company, he/she shall return all property of the Group that is then in or thereafter comes into his/her possession, including, but not limited to, any Confidential Information (as defined below) or Intellectual Property (as defined below), or any other documents, contracts, agreements, plans, photographs, projections, books, notes, records, electronically stored data, and all copies, excerpts, or summaries of the foregoing, as well as any automobile or other materials or equipment supplied by the Group to the Executive, if any.

(h)	Requirement for a Release. Notwithstanding the foregoing, the Company’s obligations to pay or provide any benefits shall (1) cease as of the date the Executive breaches any of the provisions of Sections 8, 9, and 10 hereof, and (2) be conditioned on the Executive signing the Company’s customary release of claims in favor of the Group and the expiration of any revocation period provided for in such release.

7.	Confidentiality and NonDisclosure

(a)	The Executive acknowledges and agrees that: (A) the Executive holds a position of trust and confidence with the Company and that his/her employment by the Company will require that the Executive have access to and knowledge of valuable and sensitive information, material, and devices relating to the Group and/or its business, activities, products, services, business partners, customers, and vendors; including, but not limited to, the following, regardless of the form in which the same is accessed, maintained or stored: the identity of the Group’s actual and prospective customers and, as applicable, their representatives; prior, current or future research or development activities of the Group; the products and services provided or offered by the Group to customers or potential customers and the manner in which such services are performed or to be performed; the product and/or service needs of actual or prospective customers; pricing and cost information; information concerning the development, engineering, design, specifications, acquisition or disposition of products, and/or services of the Group; user base personal data, programs, software and source codes, licensing information, personnel information, advertising client information, vendor information, marketing plans and techniques, forecasts, and other trade secrets (“Confidential Information”); and (B) the direct and indirect disclosure of any such Confidential Information would place the Group at a competitive disadvantage and would do damage, monetary or otherwise, to the Group’s business.

(b)	During the Term and at all times thereafter, the Executive shall not, directly or indirectly, whether individually, as a director, stockholder, owner, partner, employee, consultant, principal or agent of any business, or in any other capacity, publish or make known, disclose, furnish, reproduce, make available, or utilize any of the Confidential Information without the prior express written approval of the Company, other than in the proper performance of the duties contemplated herein, unless and until such Confidential Information is or shall become general public knowledge through no fault of the Executive.

(c)	In the event that the Executive is required by law to disclose any Confidential Information, the Executive agrees to give the Company prompt advance written notice thereof and to provide the Company with reasonable assistance in obtaining an order to protect the Confidential Information from public disclosure.

(d)	The failure to mark any Confidential Information as confidential shall not affect its status as Confidential Information under this Agreement.

(e)	This Section 8 shall survive the termination of this Agreement for any reason. In the event the Executive breaches this Section 8, the Company shall have right to seek remedies permissible under applicable law.

8.	Intellectual property

The Executive hereby agrees to transfer to the Company or another member of the Group as designated by the Company all intellectual property rights in the works created during the Employment or other intellectual property rights deemed to be occupational works in accordance with applicable laws and regulations (the “Occupational Works”). The “intellectual property rights” as referred to in this section means all current and future intellectual property rights, including but not limited to patent rights, trademarks or copyrights in any country, whether registered or not. The Executive agrees that, throughout the course of the Employment and at all times thereafter, he or she shall execute all necessary documents and take all necessary action to implement the foregoing transfer of the Occupational Works to the Group. The Executive acknowledged that the Company shall, where permitted by applicable laws and regulations, hold all rights and interests in the Occupational Works, including any patent or copyrights. The Executive further agrees that, throughout the course of the Employment and at all times thereafter, the Executive and his or her heirs, assignees and representatives will, upon the Company’s requests, assign exclusively to the Company or another member of the Group as designated by the Company any right, title and interest in the Occupational Work and assist in the preparation and execution of all applications and instruments and carry out other tasks or procedures necessary in accordance with applicable laws and regulations for the Company or another member of the Group as designated by the Company to obtain and maintain the patent and other intellectual property right in any applicable jurisdictions and/or protecting the rights and interests of the Company or another member of the Group as designated by the Company in the Occupational Works.

This Section 9 shall survive the termination of this Agreement for any reason. In the event the Executive breaches this Section 9, the Company shall have right to seek remedies permissible under applicable law.

9.	Non-competition AND NON-SOLICITATION

(a)	Non-Competition. In consideration of the provision of the Employment by and covenants of the Company hereunder, the adequacy of which as consideration is hereby acknowledged by the parties hereto, the Executive agree that during the Term and for a period of one year following the termination of the Employment for whatever reason, the Executive shall not engage in Competition (as defined below) with the Group. For purposes of this Agreement, “Competition” by the Executive shall mean the Executive’s engaging in, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting the Executive’s name to be used in connection with the activities of, any other business or organization which competes, directly or indirectly, with the Group in the Business; provided, however, it shall not be a violation of this Section 10(a) for the Executive to become the registered or beneficial owner of up to five percent (5%) of any class of the capital stock of a publicly traded corporation in Competition with the Group, provided that the Executive does not otherwise participate in the business of such corporation.

For purposes of this Agreement, “Business” means the provision of supply chain financing solutions to institutional and corporate participants in the Bitcoin mining industry and any other business which the Group engages in, or is preparing to become engaged in, during the Term.

(b)	Non-Solicitation; Non-Interference. During the Term and for a period of one year following the termination of the Executive’s employment for any reason, the Executive agrees that he/she will not, directly or indirectly, for the Executive’s benefit or for the benefit of any other person or entity, do any of the following:

(1)	solicit from any customer or business partner doing business with the Group during the Term business of the same or of a similar nature to the Business;

(2)	solicit from any known potential customer of the Group business of the same or of a similar nature to that which has been the subject of a known written or oral bid, offer or proposal by the Group, or of substantial preparation with a view to making such a bid, proposal or offer;

(3)	solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by the Group; or

(4)	otherwise interfere with the business or accounts of the Group, including, but not limited to, with respect to any relationship or agreement between the Group and any vendor or supplier.

(c)	Injunctive Relief; Indemnity of Company. The Executive agrees that any breach or threatened breach of subsections (a) and (b) of this Section 10 would result in irreparable injury and damage to the Company for which an award of money to the Company would not be an adequate remedy. The Executive therefore also agrees that in the event of said breach or any reasonable threat of breach, the Company shall be entitled to seek an immediate injunction and restraining order to prevent such breach and/or threatened breach and/or continued breach by the Executive and/or any and all persons and/or entities acting for and/or with the Executive. The terms of this paragraph shall not prevent the Company from pursuing any other available remedies for any breach or threatened breach hereof, including, but not limited to, remedies available under this Agreement and the recovery of damages. The Executive and the Company further agree that the provisions of this Section 10 are reasonable. The Executive agrees to indemnify and hold harmless the Company from and against all reasonable expenses (including reasonable fees and disbursements of counsel) which may be incurred by the Company in connection with, or arising out of, any violation of this Agreement by the Executive. This Section 10 shall survive the termination of this Agreement for any reason.

10.	Withholding Taxes

Notwithstanding anything else herein to the contrary, the Company may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such national, state, provincial, local or any other income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

11.	Assignment

This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that the Company may assign or transfer this Agreement or any rights or obligations hereunder to any member of the Group without such consent. If the Executive should die while any amounts would still be payable to the Executive hereunder if the Executive had continued to live, all such amounts unless otherwise provided herein shall be paid in accordance with the terms of this Agreement to the Executive’s devisee, legatee, or other designee or, if there be no such designee, to the Executive’s estate. The Company will require any and all successors (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Executive to compensation from the Company in the same amount and on the same terms as the Executive would be entitled to hereunder if the Company had terminated the Executive’s employment other than for Cause, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Section 12, “Company” shall mean the Company as herein before defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 12 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

12.	Severability

If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

13.	Entire Agreement

This Agreement and the Operative Employment Agreement constitute the entire agreement and understanding between the Executive and the Company regarding the terms of the Employment and supersede all prior or contemporaneous oral or written agreements concerning such subject matter. The Executive acknowledges that he/she has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set forth in this Agreement.

For the avoidance of doubt, in case of any conflict between this Agreement and the Operative Employment Agreement as to the Executive’s compensation, the term of the Employment, and the Executive’s non-compete, confidentiality and non-solicitation obligations, the Operative Employment Agreement shall prevail. This Agreement may not be changed or modified except by an amendment in writing signed by both of the parties hereto.

14.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands without regard to the conflict of laws principles thereof.

15.	AMENDMENT

This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

16.	Waiver

Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

17.	Notices

All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made if (i) delivered by hand, (ii) otherwise delivered against receipt therefor, (iii) sent by a recognized courier with next-day or second-day delivery to the last known address of the other party; or (iv) sent by e-mail with confirmation of receipt.

18.	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

19.	NO INTERPRETATION AGAINST DRAFTER

Each party recognizes that this Agreement is a legally binding contract and acknowledges that such party has had the opportunity to consult with legal counsel of choice. In any construction of the terms of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such terms.

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IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

COMPANY:	Antalpha Platform Holding Company
a Cayman Islands exempted company

By:
Name:
Title:

EXECUTIVE:

Name:
Address: